Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

DATE OF BOARD MEETING AND

DATE OF ANNOUNCEMENT OF FIRST QUARTER 2024

UNAUDITED FINANCIAL RESULTS

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”, with its subsidiaries and consolidated affiliated entities, the “Group”) will hold a Board meeting on Wednesday, May 29, 2024 (Hong Kong time) for the purpose of, among others, considering and approving the unaudited financial results of the Group for the three months ended March 31, 2024 (the “Q1 Results”) and its publication. The Company will announce its Q1 Results at or around 6:00 a.m. Hong Kong Time on Thursday, May 30, 2024 (6:00 p.m. U.S. Eastern Time on Wednesday, May 29, 2024) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Following the announcement of the Q1 Results, the Company’s senior management will host a combined English and Chinese language earnings conference call to discuss its Q1 Results and recent business activities. The conference call may be accessed with the following details:

Dial-in details:
Conference title:	Noah Holdings 1Q24 Earnings Conference Call
Date/Time:	Wednesday, May 29, 2024 at 8:00 p.m., U.S. Eastern Time
Thursday, May 30, 2024 at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	4318231

A telephone replay will be available starting approximately one hour after the end of the conference until June 5, 2024 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 9541104.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, May 17, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.

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